SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF nº 01.545.826/0001-07

NIRE 35.300.147.952

Companhia Aberta

AVISO AOS ACIONISTAS

PEDIDO DE VOTO MÚLTIPLO

São Paulo, 19 de setembro de 2018 – A Gafisa S.A. (B3: GFSA3) (“Companhia”) comunica aos seus acionistas que, sem prejuízo do pedido já recebido de adoção de voto múltiplo no dia 14 de agosto de 2018 e refletido nos  materiais de convocação da Assembleia Geral Extraordinária, recebeu na presente data um pedido de adoção de voto múltiplo dos fundos referidos em conjunto como “GWI Asset Management” para eleição do Conselho de Administração da Companhia a se realizar na Assembleia Geral Extraordinária convocada para o dia 25 de setembro de 2018 (“Assembleia”).

Tendo em vista que a GWI Asset Management é titular de mais de 5% do capital social votante da Companhia, o procedimento de voto múltiplo será adotado, caso ocorra a eleição dos membros do Conselho de Administração na referida Assembleia.

São Paulo, 19 de setembro de 2018.

Carlos Eduardo Moraes Calheiros

Diretor de Relações com Investidores

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07
Corporate Registry (NIRE) No. 35.300.147.952

Publicly-held Company

NOTICE TO SHAREHOLDERS
MULTIPLE VOTING REQUEST

São Paulo, September 19, 2018 – Gafisa S.A. (B3: GFSA3) (“Company”) informs its shareholders that, notwithstanding the request for the adoption of the multiple voting system already received on August 14, 2018 and contemplated on the documents that summoned the Extraordinary Shareholders’ Meeting, it received on this date from the funds jointly referred to as “GWI Asset Management”, a request for the adoption of the multiple voting system in the election of the Company’s Board of Directors to take place at the Extraordinary Shareholders’ Meeting summoned to be held, in first call, on September 25, 2018 (“Meeting”).

Considering that GWI Asset Management holds over 5% of the Company’s voting capital, the multiple voting system shall be adopted if members of the Board of Directors are elected at referred Meeting.

São Paulo, September 19 , 2018.

Carlos Eduardo Moraes Calheiros
Investor Relations Officer

São Paulo, 19 de setembro de 2018

GAFISA S.A.

Avenida das Nações Unidas, nº 8.501, 19º andar.

Pinheiros, São Paulo/SP, CEP 05677-070

A/C: Sr. Carlos Eduardo Moraes Calheiros – Diretor de Relações com Investidores

Ref.: Pedido de Adoção do Voto Múltiplo para a Assembleia Geral Extraordinária de 25 de setembro de 2018

Prezado Senhor Diretor,

GWI BRAZIL AND LATIN AMERICA MASTER FUND LTD; inscrita no CNPJ/MF nº 23.350.502/0001-73; **GWI ASSET MANAGEMENT S.A.**, inscrita no CNPJ/MF sob o nº 01.941.968/0001-85 e **GWI ASSET MANAGEMENT S.A.**, na qualidade de gestora dos fundos **GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR**, inscrito no CNPJ/MF nº 26.419.803/0001-79; **GWI CLASSIC FIA**, inscrito no CNPJ/MF nº 03.362.624/0001-47; **GWI PIPES FUNDO DE INVESTIMENTO DE AÇÕES**, inscrito no CNPJ/MF nº 09.454.944/0001-03; **GWI LEVERAGE FUNDO DE INVESTIMENTO EM AÇÕES**, inscrito no CNPJ/MF nº 06.088.230/0001-30; **GWI HIGH VALUE FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR**, inscrito no CNPJ/MF nº 11.490.623/0001-06, e **FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE INVESTIMENTO NO EXTERIOR**, inscrito no CNPJ/MF nº 07.174.643/0001-09, em conjunto, titulares de ações ordinárias representativas de mais de 5% (cinco por cento) do capital social da Companhia, conforme documentação anexa, vêm, na forma do artigo 141 da Lei 6.404/1976 e do artigo 1º da Instrução CVM nº 165/1991, requerer a adoção do processo de voto múltiplo na eleição dos membros efetivos e suplentes do Conselho de Administração da Companhia, conforme item "iii" da ordem do dia da Assembleia Geral Extraordinária convocada para o dia 25 de setembro de 2018 (ainda que realizada em outra data, por suspensão, adiamento ou segunda convocação).

Atenciosamente,

GWI BRAZIL AND LATIN AMERICA MASTER FUND LTD

p.p.– **Mu Hak You e Jong Sun Kim You**

GWI ASSET MANAGEMENT S.A.

p.p. **Mu Hak You**

GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR

p.p. **GWI Asset Management S.A. – Mu Hak You**

GWI CLASSIC FIA

p.p. **GWI Asset Management S.A. – Mu Hak You**

FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE INVESTIMENTO NO EXTERIOR

p.p. **GWI Asset Management S.A. – Mu Hak You**

GWI PIPES FUNDO DE INVESTIMENTO DE AÇÕES

p.p. **GWI Asset Management S.A. – Mu Hak You**

GWI LEVERAGE FUNDO DE

INVESTIMENTO EM AÇÕES

p.p. GWI Asset Management S.A. – Mu Hak You

GWI HIGH VALUE FUNDO DE INVESTIMENTO

EM AÇÕES INVESTIMENTO NO EXTERIOR

p.p. GWI Asset Management S.A. – Mu Hak You

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 19, 2018

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer